EXHIBIT 12.2
AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	2017	2016	2015	2014	2013
Fixed charges:
Capitalized interest credit	$1.9	$3.1	$2.1	$2.7	$2.7
Interest factor in rent expense	5.2	5.6	5.3	4.3	3.3
Other interest and fixed charges	152.3	164.0	173.1	144.2	127.6
Total fixed charges	$159.4	$172.7	$180.5	$151.2	$133.6

Earnings—pre-tax income (loss) with applicable adjustments	$153.3	$166.4	$(239.8)	$77.1	$93.7

Ratio of earnings to fixed charges	NM*	NM*	NM*	NM*	NM*

* In 2017, 2016, 2015, 2014 and 2013, earnings were less than fixed charges by $6.1, $6.3, $420.3, $74.1 and $39.9, respectively.